

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

<u>Via E-mail</u>
Robert Fedun
Chief Executive Officer
Horizon Minerals Corp.
9101 West Sahara Avenue, Suite 105-197
Las Vegas, Nevada 89117

Re: Horizon Minerals Corp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed on March 31, 2014
File No. 333-176798

Dear Mr. Fedun:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief